15045894

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 27 2015
Washington DC
404

SEC FILE NUMBER
8-38572

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 AND ENDING 12/31/14
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Kessler & Company Investments, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1200 17th Street, Suite 110
(No. and Street)

Denver | Colorado | 80202
(City) | (State) | (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Maxine A. Johnson 303-295-7878
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Richey May & Co.
(Name – *if individual, state last, first, middle name*)

9605 S. Kingston Ct., Suite | Englewood | Colorado | 80112
(Address) | (City) | (State) | (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert Kessler, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Kessler & Company Investments, Inc., as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

BEVERLY A. TROUP
NOTARY PUBLIC
STATE OF COLORADO
NOTARY ID 19994030450
MY COMMISSION EXPIRES AUGUST 8, 2016

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report. (filed separately)
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Kessler & Company Investments, Inc.

(SEC I.O. No. 8-38572)

Statement of Financial Condition
as of December 31, 2014,
Report of Independent Registered Public Accounting Firm,
Independent Auditors' Report on Broker-Dealer's Exemption Report

File pursuant to Rule 17a-5(e)(3) under the Securities Exhange Act of 1934 and Regulation 1.10(g) under the Commodity Exchange Act as a PUBLC Document

RICHEY
MAY

9605 S. Kingston Ct. Suite 200
Englewood, CO 80112
303-721-6131
www.richeymay.com
Assurance | Tax | Advisory

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder of
Kessler & Company Investments, Inc.
Denver, Colorado

We have audited the accompanying statement of financial condition of Kessler & Company Investments, Inc. (the Company) which comprise the statement of financial condition as of December 31, 2014, and the related notes (the "financial statement"), that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement position. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred above present fairly, in all material respects, the financial position of Kessler & Company Investments, Inc. as of December 31, 2014, in accordance with accounting principles generally accepted in the United States of America.

Richey May & Co.

Englewood, Colorado
February 23, 2015

KESSLER & COMPANY INVESTMENTS, INC
(SEC I.D. No. 8-38572)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

	2014
ASSETS	
CASH AND CASH EQUIVALENTS	$ 454,563
DEPOSIT WITH CLEARING ORGANIZATION	100,000
RECEIVABLE FROM CLEARING BROKERS	366,595
PREPAID EXPENSES AND OTHER ASSETS	13,600
DUE FROM AFFILIATES	2,490,974
PROPERTY AND EQUIPEMENT - Net of accumulated depreciation of $103,865	-
TOTAL	$ 3,425,732
LIABILITIES AND SHAREHOLDER'S EQUITY	
LIABILITIES:	
Accounts payable and accrued expenses	$ 73,993
Due to affiliates	133,053
Total liabilities	207,046
COMMITMENTS AND CONTINGENCIES (Note 4)	
SHAREHOLDER'S EQUITY:	
Common stock, $0.01 par value - 100,000 shares authorized, issued and outstanding	1,000
Additional paid-in capital	357,757
Retained earnings	2,859,929
Total shareholder's equity	3,218,686
TOTAL	$ 3,425,732

See notes to financial statements

1. ORGANIZATION AND NATURE OF BUSINESS

Kessler & Company Investments, Inc. (the "Company") a Colorado corporation, is a wholly owned subsidiary of The Kessler Companies, Inc. (the "Parent Company"). The Company was incorporated on July 22, 1986, as a broker-dealer of securities. The Company is registered under the Securities Exchange Act of 1934, is a member of the Financial Industry Regulatory Authority, Inc. (FINRA), and is a registered commodities introducing broker.

The primary business purpose of the Company is to introduce customers to various clearing broker-dealers ("Clearing Brokers") on a fully disclosed basis, in order to assist the customers in making investments in U.S. Government Treasury securities, futures, options and other high-quality sovereign debt securities.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents — For purposes of the statement of cash flows, the Company considers all highly liquid instruments with maturities of three months or less at time of purchase to be cash equivalents. Cash equivalents are stated at cost, which approximates market.

Property and Equipment — Property and equipment are recorded at cost, and depreciation expense is provided over the assets' estimated useful lives on the straight-line method. The major classes of property and equipment as of December 31, 2014, are summarized as follows:

Furniture and fixtures	$ 39,249
Computer hardware	1,473
Computer software	63,143
Total	103,865
Accumulated depreciation	(103,865)
Total property and equipment — net	$ -

Security Transactions — Security transactions and related commission revenue and expenses are accrued as of the transaction or trade date. Commission revenue consists primarily of commission received from Clearing Brokers in connection with transactions arranged for the benefit of introduced customers.

Income Taxes — The Company, with the consent of its ultimate shareholder, has elected to be an "S" corporation under the Internal Revenue Code. Instead of paying corporate income taxes, the ultimate shareholder of an "S" corporation is taxed individually on the Company's taxable income. Therefore, no provision or liability for federal or state income taxes has been recognized in these financial statements.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. RELATED-PARTY TRANSACTIONS

The Company has advanced funds to an affiliated entity related to the Company through common ownership. This advance is unsecured, does not bear interest, has no scheduled due date and is recorded as due from affiliates in the accompanying statement of financial condition. The balance due from the affiliated entity, which operates as an investment advisor at December 31, 2014 is $2,490,974.

The amount due from the investment advisor affiliate is due from Kessler Investment Advisors, Inc. (KIA), an affiliated entity through common ownership. Together with its shareholder and KIA, both have agreed to not cause the Company to demand payment of the amounts due from KIA until such time as KIA has the financial capacity to do so. The Parent Company and its shareholder have also committed future support of KIA's operations until it generates sufficient revenues to eliminate its financial dependency.

The Company leases office equipment from a related entity on a month-to-month basis. The balance due to the affiliate at December 31, 2014 is $127,741.

The Company leases its office space from a related entity under leases with annual renewals. Rental expense for office space for the year ended December 31, 2014 totaled $180,000.

The Company provides services to KIA under a services agreement whereby the Company is compensated for overhead costs from KIA at a rate of $6,000 per month. For the year ended December 31, 2014, the total overhead costs reimbursed by KIA was $72,000.

4. COMMITMENTS AND CONTINGENCIES

The Company utilizes unaffiliated brokerage firms to provide securities clearing services. As part of these arrangements, the Company acts as an "introducing broker" and the unaffiliated brokerage firms act as Clearing Brokers. The clearing agreements require the Company to maintain minimum levels of net capital as required by the Securities and Exchange Commission (SEC). As a result of the securities clearing services, the Company has receivables from its Clearing Brokers. Generally, the receivables are collected upon settlement of the related securities transactions, which is usually three days subsequent to the securities transaction trade date.

Pursuant to its agreements with its Clearing Brokers, the Company is liable for amounts uncollected from customers introduced by the Company. The Company mitigates its exposure by dealing with introduced customers that are generally institutions, trusts and high net worth individuals.

5. NET CAPITAL

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. The Company is also subject to the Commodity Futures Trading Commission's (CFTC) minimum financial requirements (Regulation 1.17). At December 31, 2014, the Company had net capital of $714,012 of which $669,012 was in excess of its required net capital of $45,000. The Company's net capital ratio was 0.29 to 1.

6. EMPLOYEE BENEFIT PLANS

Defined Contribution Plan — The Company has a defined contribution money purchase plan covering all eligible employees. Annual required contributions by the Company to the plan are 5.7% of eligible compensation, as defined by the plan, not to exceed the maximum amount allowable under the applicable provisions of the Internal Revenue Code. Total expense for 2014 was $57,948.

Simplified Employee Contribution Plan — The Company sponsors a simplified employee contribution plan covering all eligible employees. Under the terms of the plan an eligible employee may set aside amounts from

his or her pay, as retirement savings contributions, up to the maximum amounts allowable under the applicable provisions of the Internal Revenue Code. Company contributions to the plan are discretionary. During the year ended December 31, 2014, the Company made no contribution to the plan.

7. CREDIT RISK

As a securities broker and dealer, the Company is engaged in various securities and brokerage activities servicing a diverse group of institutional and individual investors. The Company's transactions are collateralized and are executed with and on behalf of customers. The Company's exposure to credit risk associated with nonperformance of these customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair the customers' ability to satisfy their obligations and/or impair the value of the collateral.

8. SUBSEQUENT EVENTS

The Company has evaluated whether any events or transactions occurred subsequent to December 31, 2014, through February 23, 2015, the date the accompanying financial statements were available to be issued, and determined that there were no events or transactions that would require recognition or disclosure in the Company's financial statements.

* * * * * *

RICHEY
MAY & CO

9605 S Kingston Ct. Suite 200
Englewood, CO 80112
303-721-6131
www.richeymay.com
Assurance | Tax | Advisory

INDEPENDENT AUDITORS' REPORT ON BROKER-DEALER'S EXEMPTION REPORT

To the Shareholder of
Kessler & Company Investments, Inc.
Denver, Colorado

We have reviewed management's statement, including the accompanying Kessler & Company Investments, Inc. (the Company) Exemption Report, in which the Company identified the following provisions of 17 C.F.R. § 15c3-3)(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (2) (ii) (the "exemption provision") and the Company stated that they met the identified exemption provisions throughout the fiscal year ended December 31, 2014. The Company's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities and Exchange Act of 1934.

Richey May & Co.

Englewood, Colorado
February 23, 2015

KESSLER

January 20, 2015

Richey May & Co.
9605 S. Kingston Ct., Suite 200
Englewood, CO 80112

Dear Erik Edson:

In reference to our 2014 financial audit, Kessler & Company Investments, Inc. meets the SEA Rule 15c3-3(k)(2)(ii) exemption and has met this provision of Rule 15c-3-3(k) during the fiscal year, without exception.

Sincerely,

KESSLER & COMPANY INVESTMENTS, INC.

By ____________________
Maxine A. Johnson
Senior Vice President

1200 17th Street | Suite 110
Denver, Colorado 80202
tel 303.295.7878 fax 303.291.8459

Kessler & Company Investments, Inc. - FINRA Member
Kessler Investment Advisors, Inc. – Registered Investment Advisor

RICHEY
MAY & CO

9605 S Kingston Ct. Suite 200
Englewood, CO 80112
303-721-6131
www.richeymay.com
Assurance | Tax | Advisory

INDEPENDENT AUDITORS' REPORT ON APPLYING AGREED-UPON PROCEDURES TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Shareholder of
Kessler & Company Investments, Inc.
Denver, Colorado

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments, General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the period from January 1, 2014 to December 31, 2014, which were agreed to by Kessler & Company Investments, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and, solely to assist you and the other specified parties in evaluating Kessler & Company Investments, Inc.'s compliance with the applicable instructions of Form SIPC-7. Kessler & Company Investments, Inc.'s management is responsible for Kessler & Company Investments, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards of the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2014, with the amounts reported in Form SIPC-7 for the period from January 1, 2014 to December 31, 2014 noting no material differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no material differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no material differences.

INDEPENDENT AUDITORS' REPORT ON APPLYING AGREED-UPON PROCEDURES TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION (Continued)

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion.

Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Richey May & Co.

Englewood, Colorado
February 23, 2015

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended 12/31/2014
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

21*21*********3088*********************MIXED AADC 220
038572 FINRA DEC
KESSLER & COMPANY INVESTMENTS INC
1200 17TH ST STE 110
DENVER CO 80202-5826

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Karen Haschenburger
303-295-7878

2. A. General Assessment (item 2e from page 2) $ 8470

B. Less payment made with SIPC-6 filed (**exclude interest**) (3980)
7/21/14
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 4490

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum -0-

F. Total assessment balance and interest due (or overpayment carried forward) $ 4490

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 4490 -

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Kessler + Company Investments Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

CEO
(Title)

Dated the 20 day of February, 20 15.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2014
and ending 12/31/2014

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 3,622,069
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	234,130
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	234,130
2d. SIPC Net Operating Revenues	$ 3,387,939
2e. General Assessment @ .0025	$ 8470

(to page 1, line 2.A.)